UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Exact name of registrant as specified in its charter)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) is hereby incorporated by reference in the registration statements of Gamehaus Holdings Inc. (the “Company”) on Form S-8 (File No. 333-288231) and Form S-8 (File No. 333-295516) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Gamehaus Holdings Inc. Receives Nasdaq Notification Regarding Minimum Bid Price Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2026

GIBO Holdings Limited

By:	/s/ Yiming Cai
Name:	Yiming Cai
Title:	Chief Executive Officer and Director